Exhibit 100.4

NICE Unveils Updated NICE Investigate Digital Evidence Management Solution at
IACP 2019, Featuring New Mobile Functionality to Improve Incident Response

NICE Investigate Mobile will help law enforcement streamline investigative work while improving community engagement

Hoboken, N.J., October 23, 2019 – NICE (Nasdaq: NICE) announced today that it has enhanced its NICE Investigate Digital Evidence Management Solution (DEMS) with a new mobile app to help police officers and detectives streamline investigative work and save time while improving community engagement and incident response. NICE is demonstrating the new mobile capabilities at the IACP Annual Conference and Exposition 2019, Booth #4815 at Chicago’s McCormick Place West, October 26-29.

Running on the secure Microsoft Azure Government cloud, NICE Investigate is a one-stop solution for automating manual processes around digital evidence collection, management, analysis and sharing. With the release of NICE Investigate Mobile, NICE is extending these essential capabilities from the desktop to the smartphone, empowering police officers and investigators to work smarter and more efficiently from virtually any location. The ultra-secure mobile app supports two-factor authentication, permitting access by only authorized users and devices.

“The faster you can collect evidence, analyze and share it, the faster you can act on it,” said Chris Wooten, Executive Vice President, NICE. “Using NICE Investigate Mobile, investigators can collect, connect to and chase evidence and leads right from their mobile device. Furthermore, because NICE Investigate connects to a broad spectrum of digital evidence repositories, including 911 and 999 audio recordings, it goes beyond traditional mobile DEMS apps to give officers the ability to play back recorded emergency calls in the field, which enhances their situational awareness and ability to respond effectively to incidents.”

“With NICE Investigate, our force has already made great strides in improving the efficiency and success rate of investigations,” said Andrew Lohman, Digital Program Manager, North Wales Police, which has been using NICE Investigate since 2018. “We’re especially excited about the incremental time savings and productivity gains we expect the NICE Investigate Mobile app to deliver to our officers. The ability to effortlessly secure CCTV video, to upload on-scene photos and videos and work cases in the field, will all go a long way toward streamlining our investigative process.”  The force, which consists of 1,450 police officers, 250 police community support officers, and 800 additional staff, covers all of North Wales, serving a population of 687,800 people.

With NICE Investigate Mobile, officers and investigators can utilize their secure, department-issued smartphones to:

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Access and listen to emergency calls to more effectively respond to incidents. Today, the details of 911 and 999 calls are relayed to responding officers as second-hand information, but officers could glean far more insight and context if they had the ability to hear the actual call. With NICE Investigate Mobile, police officers dispatched to a high priority call (for example a domestic violence incident) are able to log on to the mobile app, and simply click on the incident number to play back the emergency call. Additionally, evidence or incident information collected by a dispatcher or crime center (such as suspect photos or video) can be uploaded to the Investigate case file for access via the mobile app.

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Capture and securely upload digital evidence from the scene. Police officers and detectives are typically first on-scene to an accident, incident or crime. Now, they can use the mobile app to instantly record and upload photos, video clips, and witness statements to NICE Investigate’s electronic case folders, making that information immediately accessible to other investigators and officers. The process retains valuable metadata and ensures chain of custody, while also eliminating manual steps that consume resources and time. This also jump-starts the case building process, which can lead to faster charging decisions and safer communities.

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Improve citizen and community engagement in crime-fighting. In the wake of a crime, officers often must go door-to-door to canvas for CCTV footage. But the legwork doesn’t stop there. They often need to copy video footage onto CDs and then hand deliver it to a specialist to make it playable. This arduous, multi-step process can eat up hours of an officer’s time. In contrast, with NICE Investigate Mobile, officers can instantly pull up a list of cameras within a specific incident radius, and send off a request to registered businesses, community groups, and homeowners asking them to upload their video footage. All uploaded video is automatically transcoded to a useable format and immediately thereafter made available for viewing. Officers can also use NICE Investigate Mobile to text or email a secure link to witnesses of a crime, accident or incident, so they can upload photos or videos related to the case.

To learn more about the NICE Investigate Digital Evidence Management solution:
•	Visit our website for additional product information by clicking here.
•	Read the brochure by clicking here.
•	Email PSInfo@NICE.com for more information.
•	See NICE Investigate and the new mobile app in action in booth #4815 at IACP 2019, McCormick Place West, Chicago, IL, October 26-29.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.